Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260387

PROSPECTUS SUPPLEMENT NO. 4
(to Prospectus dated May 10, 2022)
SHAPEWAYS HOLDINGS, INC.
Up to 29,310,174 Shares of Common Stock
298,408 Warrants to Purchase Common Stock
________________
This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 10, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (File No. 333-260387) with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on June 10, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to (i) 16,150,816 shares of our common stock, $0.0001 par value per share (“common stock”) issuable upon the exercise of our publicly-traded warrants (the “Public Warrants”) and (ii) 2,259,184 shares of our common stock issuable upon the exercise of private warrants (the “Private Warrants”) originally issued to Galileo Founders Holdings, L.P.

The Prospectus and this prospectus supplement also relate to the resale or disposition from time to time by (a) the selling stockholders named in the Prospectus or their permitted transferees of up to 10,900,174 shares of our common stock, consisting of (i) up to 3,400,000 shares of our common stock (the “PIPE Shares”), issued in a private placement pursuant to the terms of separate Subscription Agreements (as defined in the Prospectus) in connection with the Business Combination (as defined in the Prospectus) and (ii) up to 7,800,174 shares of common stock (which includes 300,000 PIPE Shares) held by affiliates of Shapeways Holdings, Inc. and (b) the selling warrantholders named in the Prospectus or their permitted transferees of up to 298,408 Private Warrants held by affiliates of Shapeways Holdings, Inc. that received Private Warrants in the Distribution (as defined in the Prospectus).

Our common stock and Public Warrants are currently listed on the NYSE under the symbols “SHPW” and “SHPW WS,” respectively. On June 10, 2022, the closing price of our common stock was $1.41 and the closing price for our Public Warrants was $0.1399.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 10 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is June 10, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 8-K
___________________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date Earliest Event Reported): June 6, 2022
___________________________________
SHAPEWAYS HOLDINGS, INC.
(Exact name of registrant as specified in its charter)
___________________________________

Delaware (State or other jurisdiction of incorporation or organization)	001-39092 (Commission File Number)	87-2876494 (I.R.S. Employer Identification Number)

30-02 48th Avenue Long Island City, NY		11101
(Address of principal executive offices)		(Zip Code)

(646) 979-9885
(Registrant's telephone number, including area code)
___________________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common stock, par value $.001	SHPW	New York Stock Exchange
Warrants, each warrant exercisable for one share of Common Stock for $11.50 per share	SHPW WS	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company    ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 6, 2022, Miko Levy, Chief Revenue Officer of Shapeways Holdings, Inc. (the “Company”), provided notice of his intent to resign from the Company effective as of July 15, 2022 (the “Resignation Date”) to pursue other opportunities. Mr. Levy will continue to serve as Chief Revenue Officer until the Resignation Date to assist with an orderly transition. Mr. Levy’s decision to resign is not related to any disagreement with the Company.

On June 10, 2022, the Company issued a press release announcing certain updates to its senior leadership team, including Mr. Levy’s resignation as Chief Revenue Officer. A copy of the press release is furnished as Exhibit 99.1 to this current report on Form 8-K and is incorporated by reference herein.

Item 9.01 - Financial Statements and Exhibits
(d) Exhibits

Exhibit No.	Description
99.1	Press Release dated June 10, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Shapeways Holdings Inc.

Dated: June 10, 2022	By:	/s/ Jennifer Walsh
	Name:	Jennifer Walsh
	Title:	Chief Financial Officer

SHAPEWAYS STRENGTHENS TEAM TO SUPPORT GROWTH STRATEGIES

New York, NY, June 10, 2022 - Shapeways, Inc. (NYSE: SHPW) (“Shapeways”) a leader in the large and fast-growing digital manufacturing industry, announced today that it has further strengthened its team as it continues to execute on its strategic growth priorities.

“We remain focused on four key strategic priorities in order to drive our long-term growth,” said Greg Kress, Shapeways’ Chief Executive Officer. “These include ongoing expansion of our additive manufacturing capabilities, executing a comprehensive go-to-market strategy with a focus on middle-market and enterprise customers, expanding our manufacturing services to include more traditional manufacturing processes, and commercializing our software. To support these priorities and help accelerate our growth plan, we have continued to strengthen the Shapeways team by adding several new members to Senior Leadership across the company who each bring relevant skills and expertise to help achieve our growth objectives. With our enhanced team, we are even more confident in our ability to capture the growing demand for digital manufacturing solutions over time.”

The Shapeways senior leadership team has been expanded to include the following roles: Chief Operating Officer, General Counsel, and Senior functional leadership positions in Product, Sales Operations, Marketing, and Finance. These roles are focused on deepening the senior leadership team and supporting the execution of our strategic growth plan.

Additionally, Miko Levy, Chief Revenue Officer, has resigned to pursue other opportunities, and will be with the Company through July 15th, 2022 to help ensure a smooth transition. Going forward, Sales and Marketing Senior Leadership will report directly to CEO Greg Kress.

Mr. Kress continued, "Miko has contributed to our growth in many ways during his tenure with us. On behalf of the entire Shapeways team, I want to thank him for his hard work and wish him all the best."

About Shapeways
Shapeways is a leader in the large and fast-growing digital manufacturing industry combining high quality, flexible on-demand manufacturing powered by purpose-built proprietary software which enables customers to rapidly transform digital designs into physical products, globally. Shapeways makes industrial-grade additive manufacturing accessible by fully digitizing the end-to-end manufacturing process, and by providing a broad range of solutions utilizing 11 additive manufacturing technologies and approximately 100 materials and finishes, with the ability to easily scale new innovation. To date, Shapeways has delivered over 23 million parts to 1 million customers in over 180 countries. To learn more, please visit https://www.shapeways.com.

Contact Information
Investor Relations
investors@shapeways.com

Media Relations
press@shapeways.com